SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On January 6, 2015, Kenon Holdings Ltd. (the “Company”) issued a press release announcing Israel Corporation Ltd.’s (“IC”) approval of the spin-off of the Company’s shares to IC shareholders on January 9, 2015, the distribution date set by IC. The Company’s press release is filed as Exhibit 99.1 to this Report.

In advance of the January 9, 2015 distribution of the Company’s shares to IC shareholders, on January 7, 2015, the Company and IC entered into a Sale, Separation and Distribution Agreement, Loan Agreement, and Pledge Agreement, which are filed as Exhibits 99.2, 99.3 and 99.4, respectively, to this Report on Form 6-K. Additionally, the Company entered into Registration Rights Agreements with each of Millenium Investments Elad Ltd., Bank Leumi Le-Israel B.M. and XT Investments Ltd., which are filed as Exhibits 99.5, 99.6 and 99.7, respectively, to this Report on Form 6-K.

Also on January 7, 2015, the Company transferred to the account of the Tel Aviv Stock Exchange the shares of the Company to be distributed to IC shareholders on January 9, 2015.

Exhibits

99.1	Press Release, dated January 6, 2015, regarding Israel Corporation Ltd.’s Approval of the Spin-off of Kenon Holdings Ltd.’s Shares

99.2	Sale, Separation and Distribution Agreement, dated January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd.

99.3	Loan Agreement, dated January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd.

99.4	Pledge Agreement, dated January 7, 2015, between Israel Corporation Ltd. and Kenon Holdings Ltd.

99.5	Registration Rights Agreement, dated January 7, 2015, between Israel Corporation Ltd. and Millenium Investments Elad Ltd.

99.6	Registration Rights Agreement, dated January 7, 2015, between Israel Corporation Ltd. and Bank Leumi Le-Israel B.M.

99.7	Registration Rights Agreement, dated January 7, 2015, between Israel Corporation Ltd. and XT Investments Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: January 8, 2015	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer

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